FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2016
Commission File Number:  001-11960
AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X            Form 40-F  __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  __                 No X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. AZ out-licensing deal with Allergan completed dated 17th November 2016

17 November 2016 07:00

MEDIMMUNE COMPLETES OUT-LICENSING
AGREEMENT WITH ALLERGAN FOR MEDI2070

AstraZeneca today announced the completion of the licensing agreement between MedImmune, its global biologics research and development arm, and Allergan plc, for the global rights to MEDI2070.

MEDI2070 is an IL-23 monoclonal antibody currently in a Phase IIb clinical trial for moderate-to-severe Crohn's disease and ready for Phase II for ulcerative colitis, diseases that sit outside AstraZeneca's three main therapy areas.

AstraZeneca will not retain a significant ongoing interest in MEDI2070. Therefore, income from the transaction will be reported as Other Operating Income in the Company's financial statements, including the upfront payment, which will be booked in the fourth quarter of 2016, and development and sales-related milestones and tiered royalties on potential sales of the medicine.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, neuroscience & infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 November 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary